UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

This sample Voting Instruction Form is provided for informational purposes for direct mailings to Non-Objecting Beneficial Owners ("NOBOs"). It is the issuer's responsibility to ensure that their Voting Instruction Form for NOBOs contains the information required by applicable regulations and securities laws and that it matches the proxy for wording and numbering of resolutions. PCTC will not accept responsibility for any deficiencies in the wording or content of this sample Voting Instruction Form. **Please print on Blue Paper to easily distinguish these from proxies for Registered Shareholders**.

Request for Voting Instructions ("VIF")

GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

EVOLVING GOLD CORP

TO BE HELD AT SUITE 1200 – 1188 WEST GEORGIA ST., VANCOUVER, B.C.

ON TUESDAY, SEPTEMBER 20th, AT 10:00AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Amisano Hanson as auditors of the Corporation		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To elect as Director, Lawrence Dick		N/A	
4. To elect as Director, Paul Cowley		N/A	
5. To elect as Director, Warren McIntyre		N/A	
6. To elect as Director, Dr. Chris Osterman		N/A	
7. To approve a share subdivision on the basis of up to 5 new shares for 1 old share.			N/A
8. To approve the destruction of the Meeting Proxy.			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

1027140.2

******Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.******

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF, PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact ______________________ at PCTC at 604-689-9853.
(enter name of CSR here)

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

1027140.2

EVOLVING GOLD CORP.

Request for Financial Statements

In accordance with National Instruments 51-102 and 54-101 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive the Corporation's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") to those statements, if they so request. If you wish to receive copies of the annual and quarterly interim financial statements and corresponding MD&A to those statements, please complete and return this form to:

Evolving Gold Corp.
1200 - 1188 West Georgia Street
Vancouver, BC V6E 4A2
Tel: (604) 685.6375 Fax: (604) 669.2960

[___] Please send me ONLY the audited financial statements and the annual MD&A for fiscal 2006.

[___] Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements for 2006.

[___] Please send me BOTH the audited financial statements for fiscal 2006 and quarterly interim financial statements for 2006 and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Corporation for the ensuing year if you do not complete and return this form.

Copies of the Corporation's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.
NAME:	_____________________________________________________________
ADDRESS:	_____________________________________________________________
_____________________________________________________________
POSTAL CODE:	_____________________________________________________________

I confirm that I am an owner of common shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: ______________________________________ DATE:____________

CUSIP: 3005DD107

I am a ____ registered shareholder, or ____ an unregistered beneficial shareholder.

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

August 18, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: EVOLVING GOLD CORP (the "Company")
MAILING ON AUGUST 18, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Information Circular

  Notice of Meeting

  Annual Financial Statements for the Year Ending 2005/03/31

  Proxy*

  Annual Report

  Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

/s/ HEATHER PLUME
cc: Alberta Securities Commission cc: Ontario Securities Commission cc: US Securities and Exchange Commission	cc: EVOLVING GOLD CORP cc: LANG MICHENER cc: AMISANO HANSON

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

EVOLVING GOLD CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

September 20, 2005

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders of EVOLVING GOLD CORP. (the "Corporation") will be held at the offices of the Corporation located at 1200 - 1188 West Georgia Street, Vancouver, B.C. V6E 4A2 at 10:00 am on September 20, 2005 for the following purposes:

1. To receive the report of the directors.

2. To receive and consider the audited financial statements of the Corporation for the fiscal year ended March 31, 2005 and the report of the auditors thereon.

3. To elect four (4) directors for the ensuing year.

4. To appoint the auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor's remuneration.

5. To consider, and if thought appropriate, approve a special resolution amending the Articles of the Corporation by subdividing its common shares on the basis of one old common share for up to five new common shares, as more particularly described in the accompanying Management Proxy Circular.

6. To approve the destruction of the Meeting proxies.

7. To consider any amendment or variation to a matter identified in this Notice and to transact such other business as may properly come before the meeting or any adjournment thereof.

A Management Proxy Circular and a copy of the consolidated financial statements and the auditor's report for the year ended March 31, 2005 accompany this notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it by fax, hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that such shareholder's shares will be voted at the meeting.

Dated at Vancouver, British Columbia, August 10, 2005

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Lawrence Dick
_______________________________
Lawrence Dick
President

EVOLVING GOLD CORP.
1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
(604) 685.6375

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of EVOLVING GOLD CORP. (the "Corporation") for use at the Annual and Special Meeting of its shareholders (the "Meeting") to be held on September 20, 2005 at 10:00 am (Vancouver time) at the place and for the purposes set forth in the accompanying notice of the Meeting.

All properly executed proxies received on or before the last business day before the meeting date, will be voted at the Meeting and, if a choice is specified with respect to any matter to be acted upon, will be voted in accordance with the instructions contained therein. In the absence of any specification, management designees, if named as proxy, will vote in favour of the matters set out therein. None of the directors or proposed directors intends to oppose any action taken at the meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but directors, officers and regular employees of the Corporation may solicit proxies personally or by telephone. In accordance with National Instrument 54- 101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Corporation (the "Shares") held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The Corporation will pay all costs of this solicitation.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy are the President of the Corporation and a director of the Corporation. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed and signed and dated form of proxy is delivered to the office of to Pacific Corporate Trust Company by fax at (604.689.8144), or by mail or by hand at 10th Floor- 625 Howe Street, Vancouver, B.C. V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before Meeting or any adjournment thereof or deposit same with the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the vote on which it is to be exercised.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholders or the shareholder's authorized attorney in writing, or if the shareholder is a Company, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with the transfer agent, Pacific Corporate Trust Company by fax at (604.689.8144) or by mail or by hand at 10th Floor- 625 Howe Street, Vancouver, B.C. V6C 3B8 any time up to and including the last business day that precedes the date of the Meeting, or if the Meeting is adjourned, the last business day that precedes any reconvening thereof or to the chairman of such Meeting on the day of the Meeting or any reconvening thereof or in any other manner provided by law. In addition the shareholder personally attending the Meeting and voting the shareholder's Shares may revoke the proxy. A revocation of a proxy will not affect a matter on which a vote is taken before revocation.

Exercise of Discretion

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee in the accompanying form of proxy intends to vote thereon in accordance with the nominee's best judgment.

Advice To Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold Shares in their own name (referred to in this Management Proxy Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered shareholders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the names of the Shareholder's broker or agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for the Depository Trust Company (which acts as depositary for many brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder's meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders of the Corporation. However its purpose is limited to instructing the registered shareholder, (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting- the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote their Shares as proxyholder for the registered Shareholder who should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agents), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that their broker send to them a legal proxy, which would entitle them to attend at the Meeting and vote their Shares.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the financial year ended March 31, 2004 , or has any interest in any material transaction in the current year other than as set out herein.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF VOTING SECURITIES

As of July 29, 2005 the Corporation has outstanding 7,872,842 common shares fully paid and nonassessable Shares without par value, each carrying the right to one vote.

The Board of Directors of the Corporation has fixed August 10, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting, except to the extent that

(a) the shareholder has transferred the ownership of any such share after the record date,

(b) the transferee produces a properly endorsed share certificate or otherwise establishes ownership of any transferred Shares and makes a demand to Pacific Corporate Trust Company no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and senior officers of the Corporation only the following persons beneficially owned, directly or indirectly, or exercising control or direction over Shares carrying more than

10% of the voting rights attached to all outstanding Shares of the Corporation as of the Record Date of August 10, 2005:

INFORMATION CONCERNING THE CORPORATION

Voting Securities and the Principal Holders of Voting Securities

Shareholder Name	Number of Shares	Percentage of Issued Shares
CDS & CO. (NCI)	4,904,411	62.3%

*Beneficial ownership is not known.

The above information was supplied by the Corporation and by Pacific Corporate Trust Company, the Corporation's registrar and transfer agent.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except for the subdivision of shares. If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

FINANCIAL STATEMENTS AND AUDITORS REPORT

The comparative financial statements of the Corporation to March 31, 2005 and March 31, 2004 and the report of the auditor will be placed before the Meeting. The audited financial statements and the auditor's report were mailed to shareholders with the Notice of Meeting and the Management Proxy Circular. Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of one and a maximum of ten. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the directors office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act, each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The table below sets out the names of management's four nominees for election as directors, all major offices and positions with the Corporation, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of shares beneficially owned by each, directly or indirectly or over which each exercised control or direction as at the date of this circular.

Securities
Name , Position and		Beneficially
Municipality		Owned or
of Residence	Occupation, Business or Employment	Controlled

Lawrence Dick (1)	Professional Geologist, Director and President of the	443,125
North Vancouver, BC	Corporation since June 19, 2003. President and a director
Chief Executive Officer	of Continuum Resources Ltd. since March 2002. Self-
President and Director	employed consultant from January, 2001 to March 2002.
Since June 19, 2003	Director of General Minerals Corp. since 1994. Executive
Vice-President of General Minerals Corp. from August,
1995 to January 2001.

Paul Cowley (1)	Professional Geologist, Director of the Corporation since
Vancouver, BC	August 9th, 2004. Director of Mesa Resources Inc. since
Director since August 9th,	November 2002. Director of Great Quest Metals Ltd. from
2004.	January 1, 1997 to January 2003. President and Chief
Executive Officer of Rampton Resources Inc. from July
1995 to January 2001.

Warren McIntyre (1)	Director of the Corporation since June 19, 2003. Corporate	443,125
North Vancouver, BC	communications consultant for Continuum Resources Ltd.
Director since June 19,	since March 2003. Consultant, Evolve Financial from
2003	November, 2001 to October 2003. Investor relations, Plus
International from January 2001 to September 2001.
General Manager, St. John's Fishing Resort, November
1999 to January 2001. President, West Coast Resorts,
March 1993 to October, 1999. President and Director of
Pallaum Resources Ltd. since November 6, 2003.

Dr. Chris Osterman	Director of the Corporation since July 15, 2004; Vice-
Golden, Colorado	President, Exploration - Continuum Resources Ltd. from
Director since July 15,	December 2003 to present; Director of Explorations -
2004.	Gallant Minerals from December 2000 to October 2003;
Chief Geologist for General Minerals Corp. from May 1994
to July 2000.
Note:
1. Member of the audit committee.

EXECUTIVE COMPENSATION

Executive Compensation

During the Corporation's financial year ended March 31, 2004 the aggregate direct remuneration paid or payable to the Corporation's executive officers and directors by the Corporation was nil for management fees.

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Lawrence Dick, the Corporation's President and Chief Executive Officer is the "Named Executive Officer"

of the Corporation for the purposes of the following disclosure. The Corporation was incorporated on June 19, 2003. The Compensation paid to the Named Executive Officer during the Corporation's two recently completed financial years is as set out below:

Summary Compensation Table
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Securities
				Other	under	Restricted		All
				Annual	Options/	Shares or		Other
Name and				Compen-	SAR (1)	Restricted	LTIP (2)	Compe
Principal	Year	Salary	Bonus	sation	Granted	Share	Payouts	nsation
Position		($)	($)	($)	(#)	Units ($)	($)	($)

Lawrence	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dick	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President
and CEO

(1) Stock Appreciation Rights
(2) Long term incentive plans

Long Term Incentive Plans Awards, Options and SARS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation has no long term incentive plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Corporation's most recently completed fiscal year.

During the most recently completed fiscal year, there were no incentive stock options and SARs granted to the Named Executive Officer.

Options Exercised

The Named Executive Officers did not exercise any options during the fiscal year ended March 31, 2004.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officer has been disclosed above. No cash compensation was paid to any director of the Corporation for the director's services as a director during the fiscal year ended March 31, 2005.

Indebtedness of Directors and Officers

No director or officer of the Corporation or proposed nominee for election as a director of the Corporation is or has been indebted to the Corporation during the financial year ended March 31, 2005.

APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountants located at Suite 604, 750 West Pender Street, Vancouver, B.C. will be nominated at the Meeting for reappointment as auditor of the Corporation at remuneration to be fixed by the directors. Amisano Hanson has been the auditor of the Corporation since December 2, 2003.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Lawrence Dick, Paul Cowley and Warren McIntyre. * and * are independent members of the audit committee. All members are considered to be financially literate.

[Note: A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.]

Relevant Education and Experience

[Note: Insert - please provide write-up - thx]

  [a description of the education and experience of each audit committee member that is relevant to their performance as an audit committee member, in particular, any education or experience that would provide the member with:

- an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

- an understanding of internal controls and procedures for financial reporting.];

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, Amisano Hanson, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit serves.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Morgan & Company to the Company to ensure auditor independence. Fees incurred with Morgan & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

	Fees Paid to Auditor in Year	Fees Paid to Auditor in Year
Nature of Services	Ended March 31, 2004	Ended March 31, 2005
Audit Fees(1)	$*	$*
Audit-Related Fees(2)	$*	$*
Tax Fees(3)	$*	$*
All Other Fees(4)	$*	$*
Total	$*	$*

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These auditrelated services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit- Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Corporation is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

MANAGEMENT CONTRACTS

The Corporation and International Zimtu Technologies Inc. ("Zimtu") of 1450 - 789 West Pender Street, Vancouver, BC V6C 1A2 entered into an Administrative and Services Agreement dated July 1, 2003 pursuant to which the Corporation agreed to pay rent and administrative fees of $4,500 per month to Zimtu. Zimtu was a significant shareholder of the Corporation. The Agreement was renewed for an additional six month term on January 1, 2004 expiring June 30, 2004. The Agreement has not been renewed.

Core Development Corp. ("Core") of 1450 - 789 West Pender Street, Vancouver, BC V6C 1A2 and the Corporation entered into a Management Services Agreement dated July 1, 2003. Core is wholly owned by Shaun Ledding, who provided the management services. Mr. Ledding is also a director of Zimtu. Pursuant to the Management Services Agreement, Core was obligated to provide management services to the Corporation in consideration of the payment of $5,000 per month. The Agreement has not been renewed.

For the months of June and July 2004, Same Cloud Mining Services Inc., a private company owned by a director of the Corporation, Roelof de Jonge provided management services for a monthly fee of $3,750.

INDEMNIFICATION

No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Subdivision Of Issued And Outstanding Common Shares Without Par Value

To increase liquidity in trading of the Corporation's common shares and to ensure that ownership of the Corporation's common shares are available to the largest number of investors, management of the Corporation wishes to be in a position during the ensuing year to effect a subdivision of the Corporation's share capital on the basis of each one issued and unissued common share without par value being subdivided into up to five common shares without par value. As at July 29, 2005, a total of 39,364,210 common shares in the capital of the Corporation are issued and outstanding and assuming no other change in the issued capital, following the subdivision, up to a total of 39,364,210 common shares in the capital of the Corporation would be issued and outstanding.

Shareholders of the Corporation will be asked to approve a Special Resolution authorizing the subdivision of its current issued and unissued common shares without par value on a basis of one old common share for up to five Common shares in its capital, the text of the Special Resolution is set out below. To be effective the Special Resolution must be passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

RESOLVED, as a special resolution that:

(a) the issued an unissued common shares of the Corporation be split on an "one old for up to five new" basis;

(b) the directors of the Corporation be authorized to determine the subdivision ratio for the common shares or such other fractional subdivision the Common shares be split not exceeding one old for up to five new basis;

(c) that the Articles of the Corporation be amended by subdividing the issued and unissued common shares of the Corporation, every one of such common shares being subdivided into up to five common shares;

(d) any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all documents and do all other acts or things as he may determine to be necessary or advisable to give effect to this resolution, including, without limitation, executing any document or doing any other act or thing in furtherance of this resolution, provided that the directors of the Corporation may, at their discretion, revise or revoke this resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.

In the event the Directors of the Corporation conclude for any reason that it would not be in the best interests of the Corporation to proceed with the subdivision as described above, then the directors of the Corporation will be authorized, without further approval of the shareholders, to act or not to act upon the resolution subdividing the share capital of the Corporation during the ensuing year. This resolution will not be effective unless and until deposited at the Corporation's records office. The board of directors recommends you vote in favour of the above resolution.

Income Tax Matters

The Corporation is advised by legal counsel that, under existing Canadian income tax law and taking into account all published proposals for its amendment, the proposed subdivision of common shares to reflect such recapitalization by increasing the number of common shares issued and outstanding while decreasing the stated value per common share, will not result in taxable income or in any gain or loss to the holders of common shares. In computing any gain on the disposition of the common shares, the holders of common shares will be required to proportionately reduce the cost of each common share to reflect the increase in the number of common shares held.

The subdivision of capital is subject to prior acceptance of the CNQ. Pursuant to the rules of the CNQ, the record date for the subdivision will be fixed as the close of business on such date as may be approved by the Board of Directors and publicly announced by the Corporation. Pursuant to the CNQ rules, the common shares will commence trading on a subdivided basis at the opening of business on the second trading date preceding the record date for the share split.

Delivery of Share Certificates

Share certificates for the additional common shares to be issued on subdivision will be forwarded by prepaid mail to each shareholder of the Corporation within seven (7) days of the record date for the share split at the address of such shareholder as it appears on the register of shareholders on that date. Shareholders who hold their common shares in street form should ensure they are registered as shareholders prior to the record date if they wish to receive the new certificates directly.

Approval of Destruction of Proxies

Shareholders will be asked to approve and authorize, in the absence of a challenge to the proceedings of the Meeting within 3 months of the meeting date, the legal counsel of the Corporation to destroy the proxies.

OTHER MATTERS

The Directors are not aware of any other matters, which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

ADDITIONAL INFORMATION

Additional Information relating to the Corporation is included in its Annual Report for the year ended March 31, 2004, which includes the Corporation's audited financial statements for the year ended March 31, 2005. Copies of the Annual Report and the relevant portions of the documents incorporated by reference in the Annual Report may be obtained upon request from the Corporate Offices of the Corporation by telephone No. (604) 685.6375 and by Fax No. (604) 669.2960. Additional information relating to the Corporation is on www.Sedar.com.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2006 annual meeting of the Corporation (expected to be held in September 2006) must be received by the Secretary of the Corporation on or before the close of business on June 1, 2006.

DIRECTOR'S APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia, this 10th day of August, 2005

/s/ Lawrence Dick
_____________________________
Lawrence Dick
President

Proxy

____

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

EVOLVING GOLD CORP.

TO BE HELD AT 1200 – 1188 West Georgia Street, Vancouver, B.C. V6E 4A2 ON THE 20TH day of September 2005, at 10:00 PM

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, Lawrence Dick, the President of the Corporation, or failing this person, Warren McIntyre, a Director of the Corporation, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT NAME HERE: ______________________

REGISTERED HOLDER SIGN HERE: ______________________________

NO OF SHARES: ________ **DATE SIGNED:** _____________

1027145.2

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Amisano Hanson as auditors of the Corporation		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To elect as Director, Lawrence Dick		N/A	
4. To elect as Director, Paul Cowley		N/A	
5. To elect as Director, Warren McIntyre		N/A	
6. To elect as Director, Dr. Chris Osterman		N/A	
7. To authorize a share subdivision on the basis of up to 5 new shares for 1 old share.			N/A
8. To approve the destruction of the Meeting Proxies.			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

The Undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "Pacific Corporate Trust Company" no later than fourty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**
The mailing address of Pacific Corporate Trust Company is 10th Floor – 625 Howe Street, Vancouver, B.C. V6C 3B8, and its fax number is (604) 689.8144.

1027145.2

EVOLVING GOLD CORPORATION

Management Discussion and Analysis of Financial Position and Results of
Operations for the First Quarter ended June 30, 2005

General

The following information, prepared as of August 20, 2005, should be read in conjunction with the unaudited interim financ ial statements of Evolving Gold Corp. for the three months ended June 30, 2005, as well as the audited financial statements for the year ended March 31, 2005 and the corresponding annual "Management Discussion and Analysis". The financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless noted otherwise.

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently it holds an interest in three properties located in the Northwest Territories, Nevada and Labrador. Recently they have focused on the development of properties where management believes there is potential for the discovery of secondary high grade deposits because of the proximity to a proven deposit or operating mine.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "CNQ:GOLD". The Company officially began trading on the CNQ on June 14, 2004. On June 30, 2005, the Company filed a final amendment #5 as part of the Securities and Exchange Commission ("SEC") 20-F registration process required to obtain approval to list its shares on the NASD.OTCBB exchange in the United States.

On July 25, 2005 their application was confirmed and they began trading on July 28, 2005 under the stock symbol "OTCBB:EVOGF". The Company will continue to maintain its full listing in Canada on the CNQ.

*

Mineral Properties

1. Murray Property

Description

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD and OTCBB: EVOGF

Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT. The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

Exploration Program

The Company plans to conduct an exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches was to be investigated. The estimated cost for the initial program was $55,000. This work program was repeatedly delayed due to adverse weather conditions. In February, 2005, the Company incurred $5,206 in fees to the Mining Recorder, Indian and Northern Affairs, for an extension to be granted on the work to be done on the claims and filing fees with respect to the Murray property. In March, 2005, the Company incurred $2,411 in fees paid to Dahrouge Geological Consulting to purchase topographical maps, compile geology onto a base map, prepare for a site visit and budget / plan for assessment work on the Murray property. During the summer/fall, the Company will be doing some further field work, geological mapping and identifying future drill targets.

At present, the Company believes that it is in the best interest of its shareholders to continue focusing on secondary high grade discoveries and as such is concentrating its efforts on its Winnemucca Mountain and Voisey Bay properties. Both of these properties are in the vicinity of advanced exploration stage areas which offer better access and infrastructure. In addition, the Winnemucca property is situated in a location that has weather conditions conducive to a twelve month work program. Notwithstanding its focus on the Winnemucca Mountain and Voisey Bay properties, the Company will maintain its obligations on the Murray property while looking for a new joint venture partner or operator.

2. Winnemucca Property

Description

On December 3, 2004 and amended January 7, 2005 and February 25, 2005, the Company entered into an option agreement to acquire 62 unpatented mineral claims in Humboldt County, Nevada (the "Winnemuca Property"). The property, which has excellent road access, encompasses 560 hectares in Humboldt County's high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008, pay US$70,000 to the vendors (paid) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (500,000 shares have now been issued). Exploration expenses must be incurred by December 31, 2005 of at least 70% of the funds raised by the Company from December 3, 2004 to October 31, 2005. The Company must also prepare, pay for and deliver a pre- feasibility study by June 30, 2009. The property is subject to a 2% net smelter royalty ("NSR"). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining 25 mineral claims. The property is also subject to advance royalty payments of US$10,000, US$10,000 and US$20,000 due by each of December 3, 2005, 2006 and 2007 respectively. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder fee of 100,000 shares was also paid by the Company in connection with this property transaction.

At March 31, 2005 the Company had staked 69 additional unpatented mining claims and, by continuing work on the property, its land position now totals 272 claims covering approximately 2,115 hectares (5,226 acres).

Exploration Program

The Company plans to focus its exploration on the Swordfish Extension Zone within the Winnemucca Mountain system based on their preliminary review of the database from previous exploration programs in this area. The Company has completed a detailed compilation of existing data and has made preliminary geological investigations on site in preparation for a 2005 fall field program. Field work will consist of surface geological mapping, geophysical surveying of newly- interpreted target trends and drilling of the higher priority targets. As at June 30, 2005, the Company had incurred exploration costs of $90,350 on this property comprised of database review of $42,697, field expenses of $11,867, aerial mapping of $5,300, $30,172 in staking and recording costs and $314 in drafting costs. Since that date they have incurred $5,114 for additional geological work.

3. Voisey's Bay Property

Description

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. ("Geocore") whereby they have the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore's Voisey's Bay area property located in Labrador. The property is comprised of approximately 4,800 hectares which lies an estimated twenty kilometres west of the main Voisey's Bay discovery. A first option for the purchase of a 60% interest was purchased for cash paid on signing of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. The second option for the remaining 20% requires an obligation of $ 1,000,000 of cumulative exploration costs to be incurred by October 31, 2008. The property is subject to a 1-1/2% NSR, one half of which can be purchased by paying $250,000 for each 0.25% of the royalty.

Exploration Program

At June 30, 2005, the Company had incurred $ 6,260 in geological consulting and $7,440 for the staking and recording of 124 additional mineral claim units, contiguously located to the optioned property, which are included under the existing option agreement. They continue to compile all existing data in preparation for a 2005 fall/winter field program which will include additional geochemical and geophysical surveys (including deep probing Horizontal Loop EM), geological mapping and drilling. Since June 30, 2005, they have paid Sanguinetti Engineering Ltd. $2,700 for preparation of a qualifying report for this property.

*

Summary of Quarterly Results

The following is a summary of the results from the six previously completed financial quarters. Quarterly financial information was not available for periods prior to March 31, 2004. Accordingly the amounts included therein reflect aggregate expenses incurred during the nine and one-half month fiscal period ended March 31, 2004.

	June 30,	March 31,	December	September	June 30,	March 31,
	2005	2005	31, 2004	30, 2004	2004	2004

Revenues	-	-	-	-	-	-

Loss	(234,929)	(124,810)	(39,227)	(186,877)	(51,304)	(152,118)

Loss per share, basic and
fully diluted (Note 1)	(.03)	(.01)	(.01)	(.03)	(.02)	-

Total assets	367,787	222,879	114,130	46,937	116,753	169,715

Deferred exploration
expenditures Canadian	13,700	7,617	-	-	-	-

Deferred exploration
expendituresUS	41,874	48,476	-	-	-	-

Working capital (deficiency)	(162,620)	(143,711)	(21,761)	3,246	76,178	127,482

(Note1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

The significant increase in net loss for the quarter ended June 30, 2005, is primarily due to three main factors. First, stock-based compensation of $120,900 was recorded for the quarter ended June 30, 2005 but the effect of this expense is only mirrored in one other quarter, September 30, 2004, where stock-based compensation of $113,945 was recorded. Second, the net loss for both June 30, 2005 and March 31, 2005 reflects additional consulting and accounting and legal expenses incurred commensurate with the purchase of two new property options. These additional expenses were evidenced by an increase of $67,264 in consulting fees and a $20,157 increase in accounting and legal fees for fiscal 2005 over 2004 amounts. The $26,000 increase in consulting fees and the $20,759 increase in accounting and legal noted in June 30, 2005's Statement of Loss comparatives over the same period in 2004 also results from the increased option activity. Third the net loss for both of these quarters reflects increased expenses arising from additional stock exchange activity and fees incurred to obtain trading approval from the NASD.OTCBB exchange. The most noticeable expense fluctuation arising from this activity is provided from comparing promotion and advertising for the quarter ended June 30, 2005, which totaled $42,171 to the 2005 annual fiscal total of $31,389.

Total assets decreased during the quarter ended September 30, 2004 due to administrative costs being incurred without additional financing. The increase in total assets from that date to December 31, 2004 reflects the purchase of the Winnemucca property option funded by $64,000 from the issue of 400,000 common shares. The quarter ended March 31, 2005 reflects $96,000 raised from a private share placement which was used for Winnemucca deferred exploration costs and administrative expenses. Also reflected in this quarter was the issue of 200,000 additional shares required under the Winnemucca property option whic h were valued at $32,000. The quarter ended June 30, 2005, reflects $140,490 in property option payments and deferred exploration costs financed by the shares for debt issue of $285,610.

Working capital at March 31, 2004 was used for purposes outlined in the Company's prospectus dated May 10, 2004 except that, in accordance with management's objective to pursue secondary high grade mineral properties, some funds were directed to the Winnemucca property option purchase and initial exploration costs instead of the Murray project. Working capital continues to be drawn down for administrative costs and deferred exploration expenses and property option payments. The effect of this drawdown for the quarter ended June 30, 2005 was offset by the above mentioned "shares for debt issue" of $285,610.

*

Results of Operations

During the three months ended June 30, 2005, the Company reported a net loss of $234,929 ($0.03 loss per share) compared to a loss of $51,304 ($0.02 loss per share) reported for the same three month period ended June 30, 2004. The increase in expenses is primarily due to the three reasons outlined in the summary of quarterly results section above. The Company did not generate any revenue during either reporting period.

Expenses for the quarter ended June 30, 2005, include stock-based compensation of $120,900 representing a non-cash charge incurred in connection with the granting of stock options. During fiscal 2005, the Company elected to apply the fair value method of accounting for stock options granted to employees and directors on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, the fair value of all stock options granted is recorded as a charge to operations.

Major expense items in the quarter include consulting fees of $30,000 (June 30, 2004 - $4,000), accounting of $14,815 (June 30, 2004 - $200) and promotion and advertising of $42,171 (June 30, 2004 - $9,228) all of which are explained in the fore mentioned section. Management fees decreased to nil (June 30, 2004 - $18,750) due to the timing of the services provided.

*

Capital Expenditures

During the quarter ended June 30, 2005, the Company purchased a Voisey Bay property option for $35,000 and spent $13,700 on deferred exploration costs relating to a review of the geological data and staking and recording for this property. They also made an additional payment of US$ 40,000 pursuant to the terms of the Winnemuca property option agreement and incurred $41,874 in geological consulting and field expenses.

*

Financing Activities

During the quarter ended June 30, 2005, the Company issued 432,742 units to existing shareholders in exchange for settlement of $285,610 in debt at a price of $0.66 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.82 until expiry in May, 2007. Subsequent to June 30, 2005, a total of $27,000 was raised from the exercise of 40,000 warrants at $0.25 per share and 50,000 options at $0.34 per share.

*

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities for the quarter ended June 30, 2005 resulted in a cash increase of $76. As at June 30, 2005, the Company's cash balance stood at $2,830 and the Company had a working capital deficiency of $162,620.

The Company has not as yet put into commercial production either of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property agreement, as amended September 16, 2004, the Company must expend a total of $250,000 on the Murray Property over a period of three years. In addition, in order to maintain its Winnemucca

Property agreement in good standing the Company must expend a total of US$4,000,000 over a period of four years and is also committed to incur exploration expenditures of $500,000 by October 31, 2007 on it newly acquired Voisey Bay property option. The Company does not have any other commitments for material capital expenditures either in the near or long term over normal operating requirements and none are presently contemplated other than as disclosed above.

*

Transactions with Related Parties

During the quarter ended June 30, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 to directors of the Company. Deferred exploration costs and consulting fees for the three months ended June 30, 2005 include $25,000 and $25,000 respectively, charged by a director of the Company. As at this date accounts payable and accrued liabilities include $63,000 owing to related parties.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

*

Critical Accounting Estimates

The Company's financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of resource properties and deferred exploration expenditures. Management reviews the carrying values of its resource properties on at least an annual basis to determine whether any impairment should be recognized. There have been no write-downs in respect of the values attributed to resource properties and deferred exploration expenditures since inception.

*

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

*

Changes In Accounting Policies

Pursuant to accounting standards as determined by the Canadian Institute of Chartered Accountants, companies must use the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004. Effective April 1, 2004, the Company adopted a policy with regard to this matter as disclosed in the notes to the financial statements. The impact of such policy was that a charge to operations for stock-based compensation amounting to $120,900 was made to the June 30, 2005 Statement of Loss with an offsetting credit recorded to contributed surplus relating to the 185,000 stock options granted to a director during that period. Similarly $128,165 was included in the deficit and contributed surplus amounts reflected for the year ended March 31, 2005.

*

Financial Instruments

As disclosed in its unaudited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a) Authorized: Unlimited number of common shares without par value.

Issued and outstanding:

March 31, 2005 - 7,350,100 common shares for net consideration of $498,600
June 30, 2005 - 7,782,842 common shares for net consideration of $784,210
August 20, 2005 - 7,872,842 common shares for net consideration of $811,210

(b) Outstanding stock options at August 20, 2005

Type of Security	Number	Option Price	Expiry Date
Stock options	250,000	$0.25	July 15, 2009
Stock options	250,000	$0.25	September 15, 2009
Stock options	185,000	$0.82	May 16, 2009

(c) Outstanding warrants at August 20, 2005

Type of Security	Number	Option Price	Expiry Date
Warrants	560,000	$0.25	January 10, 2007
Warrants	432,742	$0.82	May 10, 2007

*

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward- looking statements in light of the risks set forth below.

*

Risks and Uncertainties

The exploration for and development of industrial mineral deposits are highly speculative activities and are subject to significant risks. The Company's ability to realize its investments in exploration projects is dependent upon a number of factors, including its ability to continue to raise the financing necessary to complete the exploration and development of those projects and the existence of economically recoverable reserves within its projects. Other significant risks are listed below.

Stage of Development

The Company's properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company's interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions are involved.

As a result of the Company's lack of operating history, it also faces many of the risks inherent in starting a new business.

Environmental

Fires, power outages, labour disruptions, flooding, explosions, cave- ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in exploration programs. Unknowns with respect to geological structures and other conditions are involved. Existing and future environmental laws may cause additional expense and delays in the activities of the Company, and they may render the Company's properties uneconomic. The Company has no liability insurance, and the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Future Financings

If the Company's exploration programs are successful, additional funds will be required for further exploration and development to place a property into commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in any of its properties to be earned by another party or parties carrying out further exploration or development thereof. There is no assurance such sources will continue to be available on favourable terms or at all. If available, future equity financings may result in substantial dilution to current shareholders.

Profitability of Operations

The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company's properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uncertainty of Title

The Company's properties may be subject to native land claims or government regulations.

Currency Risk

One of the Company's property options is located in the United States. Future changes in exchange rates could materially affect the viability of exploring and developing this property.

*

Investor Relations

During the quarter ended June 30, 2005 the Company paid $6,209 to an investor relations consultant. Other investor relations activities included $27,475 for inclusion in various investment publications. In addition management distributed Company press releases and updated shareholders as to corporate developments.

*

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial periods, the following is a breakdown of the material costs incurred:

	Quarter ended	Year ended
	June 30, 2005	March 31, 2005
Deferred property acquisition costs	$84,916	$160,046
Deferred exploration costs	$ 55,574	$ 56,094
Administrative expense	$234,929	$402,225

Administrative expense are provided by category of major expense items in the Statement of Loss and Deficit included in the unaudited financial statements for the quarter ended June 30, 2005 and in the audited financial statements for the year ended March 31, 2005.

*

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2005

(Prepared without audit)

(Stated in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

BALANCE SHEET
(Stated in Canadian Dollars)
		(Unaudited)	(Audited)
	ASSETS	June 30, 2005	March 31, 2005
Current
Cash		$2,830	$2,754
Accounts receivable		8,327	3,985

		11,157	6,739

Mineral properties - Note 3, Schedule 1		356,630	216,140

		$367,787	$222,879

	LIABILITIES
Current
Accounts payable and accrued liabilities - Notes 6 and 7		$113,777	$140,450
Advance payable - Note 4		10,000	10,000

		123,777	150,450

SHAREHOLDERS' EQUITY

Share capital - Notes 5, 6 and 9
Authorized:
Unlimited number of common shares without par value
Issued:
7,782,842 shares (March 31, 2005: 7,350,100)		784,210	498,600
Contributed surplus - Note 5		249,065	128,165
Deficit accumulated during the pre-exploration stage		(789,265)	(554,336)

		244,010	72,429

		$367,787	$222,879
Nature and Continuance of Operations - Note 1
Commitments - Notes 3 and 5
Subsequent Events - Notes 5 and 9

APPROVED BY THE DIRECTORS:
/s/ Warren McIntyre ________________________ Director	/s/ Lawrence Dick ________________________ Director

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)
	(Unaudited)	(Unaudited)
	Three months	Three months
	ended	ended
	June 30,	June 30,
	2005	2004

Administrative expenses
Accounting	$14,815	$200
Bank charges and interest	171	176
Consulting- Note 6	30,000	4,000
Legal	15,945	9,801
Management fees - Note 6	-	18,750
Office and miscellaneous	1,214	430
Promotion, advertising and travel- Note 6	42,171	9,228
Rent and administration fees - Note 6	6,000	4,050
Stock-based compensation - Note 5	120,900	1,627
Transfer agent and filing fees	3,713	3,042

Loss for the period before other item	(234,929)	(51,304)

Other item:
Interest income	-	-

Net loss for the period	(234,929)	(51,304)

Deficit at beginning of the period	(554,336)	(152,118)

Deficit at end of the period	$(789,265)	$(203,422)

Basic and diluted loss per share	$(0.03)	$(0.02)

Weighted average number of shares outstanding	7,526,050	2,838,515

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
	(Unaudited)	(Unaudited)
	Three months	Three months
	ended June 30,	ended June 30,
	2005	2004

Operating Activities
Net loss for the period	$(234,929)	$(51,304)
Add items not affecting cash:
Stock-based compensation	120,900	-
Changes in non-cash working capital items related
to operations:
Accounts receivable	(4,342)	(2,400)
Prepaid expenses	-	16,050
Accounts payable and accrued liabilities	(26,673)	(1,658)

	(145,044)	(39,312)

Investing Activities
Deferred exploration costs	(55,574)	-
Acquisition of resource properties	(84,916)	-

	(140,490)	-

Financing Activities
Issue of common shares for cash	285,610	-
Advance payable	-	-

	285,610	-

Increase (decrease) in cash during the year	76	(39,312)

Cash, beginning of the period	2,754	113,186

Cash, end of the period	$2,830	$73,874

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$-	$306,500
Shares issued for acquisition of mineral property	-	-

	$-	$306,500

Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY
(Prepared without audit)
For the three months ended June 30, 2005
(Stated in Canadian Dollars)
				Deficit
				Accumulated
				During the
				Pre-
	Common Stock		Contributed	Exploration
	Shares	Amount	Surplus	Stage	Total

Issuance of shares
Issuance of shares - at $1	100	$100	$-	$-	$100
Pursuant to conversion of
special warrants
Series "A" warrants	1,400,000	14,000	-	-	14,000
Series "B" warrants	3,250,000	162,500	-	-	162,500
Series "F" warrants	1,100,000	110,000	-	-	110,000
Series "L" warrants	200,000	10,000	-	-	10,000
Series "P" warrants	200,000	10,000	-	-	10,000
Pursuant to resource property
acquisition - at $0.16	600,000	96,000	-	-	96,000
Pursuant to private placement
- at $0.16	600,000	96,000	-	-	96,000
Stock-based compensation
charge	-	-	128,165	-	128,165
Net losses for the period from
incorporation to March 31,	-	-	-	(554,336)	(554,336)
2005

Balance, March 31, 2005	7,350,100	$498,600	$128,165	$(554,336)	$72,429
Issuance of shares
Pursuant to debt settlement
- at $0.66	432,742	$285,610	-	-	285,610
Stock-based compensation
charge	-	-	120,900	-	120,900
Net loss for the period ended
June 30, 2005	-	-	-	(234,929)	(234,929)

Balance, June 30, 2005	7,782,842	$784,210	$249,065	$(789,265)	$244,010

SEE ACCOMPANYING NOTES

Schedule 1

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTIES
(Prepared without audit)
For the three months ended June 30, 2005
(Stated in Canadian Dollars)
	Canada	Canada	United States
	Murray	Voisey Bay	Winnemuca
	Property	Property	Property	Total

Acquisition
costs
Cash	$17,000	$-	$37,047	$54,047
Shares and special warrants	10,000	-	96,000	106,000
	27,000	-	133,047	160,047
Deferred exploration costs
Drafting	-	-	314	314
Field expenses and other	-	-	5,300	5,300
Geological consulting	2,411	-	12,690	15,102
Staking and recording costs	5,206	-	30,172	35,378
	7,617	-	48,476	56,093

Balance, March 31, 2005	34,617	-	181,523	216,140

Acquisition costs
Cash	-	35,000	49,916	84,916

Deferred exploration costs
Drafting	-	-	-	-
Field expenses and other	-	185	11,867	12,052
Geological consulting	-	6,075	30,007	36,082
Staking and recording costs	-	7,440	-	7,440
	-	13,700	41,874	55,574

Balance, June 30, 2005	$34,617	$48,700	$273,313	$356,630

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
For the three months ended June 30, 2005
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

Evolving Gold Corp. (the "Company") was incorporated on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. At June 30, 2005, the Company was in the pre-exploration stage and had interests in mineral properties located in the Northwest Territories, Labrador and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared on a going concern basis. As at June 30, 2005, the Company has a working capital deficiency of $112,620, has yet to achieve profitable operations and has accumulated losses of $789,265 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of American are described in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 2
(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies

a) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

b) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

c) Stock Based Compensation

Effective April 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The section requires use of the fair value-based method of accounting for stock awards for fiscal periods beginning January 1, 2004. The value of such rewards is charged to the statement of operations over the vesting period of the stock awards with an offsetting credit to contributed surplus.

Consideration paid for shares on exercise of the share options are credited to share capital together with the amount of any contributed surplus that arose as a result of the grant of the exercised stock options.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 3
(Stated in Canadian Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Exploration Stage Company

The Company is a pre-exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception has been considered as part of the Company's pre-exploration stage activities.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and advances payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 4
(Stated in Canadian Dollars)

Note 3 Mineral Properties

a) Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the "Property"), located 78 kilometres northeast of Yellowknife, Northwest Territories in exchange for consideration of:

i) $17,000 cash (paid);

ii) incurring exploration expenditures as follows:

a) $15,000 on or before December 1, 2004 ($7,617 has been paid);
b) a further $85,000 on or before July 22, 2005; and
c) a further $150,000 on or before July 22, 2006.

iii) the issue of 200,000 Series "P" Special Warrants (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each one-half interest.

b) Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005 and February 25, 2005, with Golden Sands Exploration Inc. ("Golden") and its subsidiary company AHL Holdings Ltd. ("AHL"), the company was granted the right to acquire a 100% interest in 62 unpatented mining claims, located in Humbolt County, Nevada (the "Winnemuca Property"). In addition the Company has staked 69 additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must incur exploration expenditures of US $4,000,000; make aggregate cash payments to Golden of US $70,000; and issue 1,800,000 shares to Golden (or its nominee) as follows:

i) Cash Payments

- US $70,000 (paid);

ii) Share Issuances

- 500,000 shares (issued);
- 400,000 shares on or before August 25, 2005;
- 400,000 shares on or before August 25, 2006;
- 500,000 shares on or before December 31, 2007;

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 5
(Stated in Canadian Dollars)

Note 3 Mineral Properties - (cont'd)

b) Winnemuca Property - (cont'd)

iii) Exploration Expenditures

- US $1,000,000 on or before December 31, 2006;
- an additional US $1,000,000 on or before December 31, 2007;
- and a further US $2,000,000 on or before December 31, 2008.

iv) Advance Royalty Payments

- US$10,000 on or before December 3, 2005
- an additional US$10,000 on or before December 3, 2006
- an additional US$20,000 on or before December 3, 2007
- and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must incur exploration expenses by December 31, 2005, of at least 70% of the funds raised by the Company from the date of this agreement to October 31, 2005.

The Company must also prepare and pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009.

In addition, a finder's fee of 100,000 shares was paid by the Company in December 2004 in connection with the Winnemuca Property transaction.

The Winnemuca Property is subject to a 2% net smelter return ("NSR"). With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining 25 mineral claims.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 6
(Stated in Canadian Dollars)

Note 3 Mineral Properties - (cont'd)

c) Voisey Bay Property

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. whereby the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($13,700 paid at June 30, 2005)and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

Note 4 Advance Payable

The advance payable is unsecured, non-interest bearing and has no specific terms for repayment.

Note 5 Share Capital - Note 9

As at June 30, 2005, 797,622 shares were held in escrow.

The schedule of release for the escrow shares is as follows:

199,406 shares at December 14, 2005
199,406 shares at June 14, 2006
199,406 shares at December 14, 2006
199,404 shares at June 14, 2007
797,622

Warrants

During the year ended March 31, 2005 the Company completed a non-brokered private placement of 600,000 units at a price of $0.16 per unit for proceeds of $96,000. In May 2005 the Company also completed a "shares for debt" issue of 432,742 units at a price of $0.66 per unit for proceeds of $285,610. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.25 per share to January 10, 2007 for the warrants issued prior to March 31, 2005 and at a price of $0.82 per share to May 10, 2007 for the remaining warrants. Subsequent to June 30, 2005, 40,000 warrants were exercised for $0.25 per share for proceeds of $10,000.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 7
(Stated in Canadian Dollars)

Note 5 Share Capital - Note 9 - (cont'd)

Stock Option Plan and Stock-based Compensation

A summary of the status of the stock option plan as of June 30, 2005 and changes during the three month period then ended is presented below:

	Number of Options	Weighted Average Exercise Price
Outstanding and exercisable, March 31, 2005	550,000	$0.26
Granted during three months ended June 30, 2005	185,000
Outstanding and exercisable, June 30, 2005	735,000	$0.40

Details of stock options outstanding as at June 30, 2005 are as follows:

Number of Shares	Exercise Price	Expiry
250,000	$0.25	July 15, 2009
250,000	$0.25	September 15, 2005
50,000	$0.34	December 8, 2009
185,000	$0.82	May 16, 2009
735,000

The Company established a share purchase option plan (the "Plan") in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted. In July, 2005, 50,000 options were exercised at $0.34 per share resulting in proceeds of $17,000.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 8
(Stated in Canadian Dollars)

Note 5 Share Capital - Note 9 - (cont'd)

During the year ended March 31, 2005, the Company granted options to a director and a consultant for 500,000 and 50,000 shares pursuant to the Plan exercisable at $0.25 and $0.34 per share respectively. During the three month period ended June 30, 2005, 185,000 additional options were granted to a director and officer of the company exercisable at $0.82 per share. Compensation costs of stock options granted under the Plan have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.42% to 4.0%
Expected life	5.0 years
Expected volatility	125% to 155%
Expected dividends	Nil

The granted options were accounted for using the fair value-based methodology. Accordingly $249,065 was recorded as contributed surplus and charged to the statement of loss and deficit.

Note 6 Related Party Transactions

For the three months ended June 30, 2005, deferred exploration costs include geological consulting fees of $25,000 and consulting fees include $25,000 charged to the company by a director. For the year ended March 31, 2005 the Company incurred charges to a former significant shareholder, a company with a common director and directors as follows:

	Three months ended	Year ended
	June 30,	March 31,
	2005	2005

Consulting	$ 25,000	$ 52,500
Management fees	-	17,500
Promotion and advertising	-	450
Rent and administration fees	-	4,050
	$ -	$ 74,500

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 9
(Stated in Canadian Dollars)

Note 6 Related Party Transactions- (cont'd)

Accounts payable and accrued liabilities includes $53,000 (March 31, 2005: $52,500) due to directors of the Company for consulting services.

During the three months ended June 30, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 and for the year ended March 31, 2005, 150,000 units were issued at a price of $0.16 per unit for total proceeds of $24,000, to directors of the Company.

Note 7 Corporation Income Taxes

The Company has accumulated a total of $83,317 in Canadian development and exploration resource expenditures and $248,313 in foreign exploration and development expenses. These amounts are available to carry forward and offset future taxable income at various rates per year.

As at March 31, 2005 the Company has accumulated non-capital losses totalling $426,171 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$ 152,118
2012	274,053

$ 426,171

The significant components of the Company's future income tax assets are as follows:

	March 31, 2005	March 31, 2004

Non-capital losses carried forward	$ 151,802	$ 56,466
Less: valuation allowance	(151,802)	(56,466)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized in the future to utilize all the future tax assets.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 10
(Stated in Canadian Dollars)

Note 8 Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	Three months ended June 30, 2005		Year ended March 31, 2005
	Canada	US	Canada	US

Net loss for the period	$ (234,929)	$ -	$ (402,218)	$ -

Total Assets	$ 94,474	$ 273,313	$ 41,356	$ 181,523

Note 9 Subsequent Event - Note 5

During July, 2005, the Company received a total of $27,000 from the exercise of 40,000 warrants at $0.25 per share and 50,000 options at $0.34 per share.

Note 10 Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America ("US GAAP") mineral property acquisition costs and exploration costs must be expensed as incurred unless the mineral properties have proven reserves. Therefore an additional mineral property acquisition expense is required under US GAAP.

The impact on the financial statements is as follows:

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 11
(Stated in Canadian Dollars)

Note 10 Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont'd)

	Three months ended	Year ended
	June 30,	March 31,
	2005	2005
Statement of Loss

Net loss for the period per Canadian GAAP	$ (234,929)	$ (402,218)
Mineral property exploration and acquisition costs	(140,490)	(189,140)

Net loss for the period per US GAAP	$ (375,419)	$ (591,358)

Basic and diluted loss per share per US GAAP	$ (0.05)	$ (0.11)

Statement of Cash Flows

Cash flows used in operation activities per Canadian GAAP	$ (145,044)	$ (123,292)
Mineral property acquired and exploration costs incurred	(140,490)	(93,140)

Cash flows used in operating activities per US GAAP	(285,534)	(216,432)

Cash flows used in investing activities per Canadian GAAP	(140,490)	(93,140)
Mineral property acquired and exploration costs incurred	140,490	93,140

Cash flows provided by investing activities per US GAAP	-	-

Cash flows provided by financing activities per Canadian and US GAAP	285,610	106,000

Increase (decrease) in cash per Canadian and US GAAP	$ 76	$ (110,432)

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
June 30, 2005 - Page 12
(Stated in Canadian Dollars)

Note 10 Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont'd)

	June 30,	March 31,
	2005	2005
Balance Sheet

Total assets per Canadian GAAP	$ 367,787	$ 222,879
Mineral property exploration and acquisition costs	(356,630)	(216,140)

Total assets per US GAAP	11,157	6,739
Total liabilities per Canadian and US GAAP	(123,777)	(150,450)

	$ (112,620)	$ (143,711)

Shareholders' Equity

Deficit, per Canadian GAAP	$ (789,265)	$ (554,336)
Mineral property exploration and acquisition costs	(356,630)	(216,140)

Deficit, per US GAAP	(1,145,895)	(770,476)
Share capital per Canadian and US GAAP	784,210	498,600
Contributed surplus per Canadian and US GAAP	249,065	128,165

	$ (112,620)	$ (143,711)

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Warren McIntyre, Director of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

/s/ Warren McIntyre
____________________________
Warren McIntyre
Director

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Lawrence Dick, Chief Executive Officer and President of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

/s/ Lawrence Dick
____________________________
Lawrence Dick
Chief Executive Officer and President

EVOLVING GOLD CORP.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

News Release

Evolving Gold Announces Non-Brokered Private Placement.

Vancouver, British Columbia, August 30, 2005: Evolving Gold Corp (CNQ:GOLD) is pleased to announce that the Company has agreed to a non-brokered private placement for total proceeds of $145,000. The financing is comprised of 290,000 units at $0.50 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant which will entitle the holder to purchase an additional common share of the Company at a price of $0.55 per share for a period of two years.

The proceeds of the private placement will be used for general working capital.

On behalf of Evolving Gold Corp.

Lawrence A. Dick, Ph.D., P.Geo
President

EVOLVING GOLD CORP.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Tel: (604) 685-6375 Fax: (604) 669-2960
www.evolvinggold.com

News Release

Evolving Gold Corp closes Private Placement.

Vancouver, British Columbia, September 14, 2005: Evolving Gold Corp (CNQ:GOLD) is pleased to announce that it has closed the Private Placement announce on August 30, 2005 comprising 290,000 units for a value of $145,000.00 CDN. Each unit is comprised of one common share and one non-transferable, share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company for a period of two years, at a price of $0.55.

Shares issued pursuant to the Private Placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold expiring January 15, 2006.

On behalf of the Board of Directors

EVOLVING GOLD CORP

__________________________________
Lawrence A. Dick, President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director